Letterhead of Schwartz Levitsky Feldman llp

By Facsimile to (202) - 942-9531 and EDGAR filing



February 18, 2005



United States Securities and Exchange Commission ("SEC")
450 Fifth Street, N.W
Washington, DC 20549
Unites States of America.


Attention: Ms. Meagan Caldwell
------------------------------

Dear Ms. Caldwell:

Re:     Medina Coffee, Inc. ("MCI")
        Registration on Form SB-2 filed January 21, 2005
        File No. 333-122209

We are the independent registered Public Accountants for Medina Coffee, Inc. our client has forwarded a copy of your comment letter dated February 11, 2005 to us and has directed our attention to item # 34 of your letter. You referred to your Staff's interpretation of Article 2 to Regulation SX which is to require " that the audit report on the financial statement of a domestic registrant to be rendered ordinarily by an auditor licensed in the US".

We subsequently contacted you to clarify the above comment as it pertains to our client and to seek the appropriate guidance. You suggested that we submit a letter on this issue separate from MCI's formal response letter to address this matter.

Schwartz Levitsky Feldman LLP is one of the major National firms of Chartered Accountants in Canada with offices in various Provinces. Furthermore, we are the Canadian member of HLB International, an affiliation of accounting firms in over 100 countries, represented by more than 1,430 partners and 9,900 staff in over 400 offices. We have a special division in our office that deals primarily with US filers (registrants). This division is comprised of members who are knowledgeable in both US GAAP and US GAAS and the standards of the PCAOB. Included in this division are several US CPA's.

In addition we have qualified Chinese speaking staff in this division, who are both familiar with the Chinese business environment and culture, Chinese accounting systems Chinese GAAP and GAAS in addition to US GAAS. The members of this division are updated on a weekly basis on developments in accounting, auditing and SEC matters through various subscription services in both the US and Canada. In addition, members attend relevant live training courses on a regular basis. We also became registered with the Public Company Accounting Oversight Board ("PCAOB") on November 5, 2003

Since 1996, we have acted as the auditors of numerous Canadian companies who have sought and are listed on various US exchanges both through the SB-2 and the reverse merger process. As a result of our HLB affiliation, we are approached quite often by foreign clients who are desirous of becoming registrants in the US either through a reverse merger with a US listed shell company or through an S-1, SB-2 or an F-1 filing.

In the case of MCI, the independent auditor of their Chinese subsidiary, Shenzhen BAK Battery Co. Ltd. (SBAK) and its parent company BAK International Limited ("BAKI"), is a member of the HLB international affiliation who are registered with the PCAOB. Due to our experience and expertise in auditing foreign companies listed in the US, our knowledge in US GAAP and GAAS, the standards of the PCAOB and the unique challenges which this presents, we were approached by BAKI, SBAK and our HLB affiliate to be the auditors of the Company. In this specific filing, an additional reason for selecting our firm was that the Chinese speaking staff members in our public audit group both speak and write English at a high level, a skill, which the Chinese member firm of HLB International did not have.

The staff is also advised that in addition to our HLB affiliates' staff, we sent our staff to China to both supervise and help conduct the Audit at the client's premises, in accordance with the standards of the PCAOB and US GAAS. In addition, one of our Partners traveled to China and visited the client's premises and met with both their CFO and CEO. The audit was also subject to our firm's standard quality control reviews and procedures.

The operations of the company and the vast majority of its assets are situated in China, even though MCI is the legal acquirer. Under these circumstances, we believe that the fact that MCI is a Nevada corporation should not be the sole reason for requiring that the auditor be resident and licensed in the US. Furthermore as the legal registrant does not have significant assets and liabilities, and the operations, assets and liabilities of BAKI and SBAK are almost entirely in China, we believe that the foreign private issuer rules should apply, so far as it pertains to the financial statements being audited by a "registered foreign accountant" in good standing, as well as our connection to China through our HLB affiliation. We would also draw your attention to the attached letter from the staff dated November 8, 1996 which effectively provided us with clearance to perform US audits of foreign entities included in filings with the SEC.

In view of the foregoing and as Article 2 of Regulation S-X does not specifically preclude similarly situated audit firms from being appointed as auditor, and based on our belief that we are adequately qualified to conduct the audit of MCI, we feel that we are in compliance with this Article.

We attach hereto pertinent documentation ( updated ) which we have provided in previous submissions to both the SEC and NASDAQ to support our credentials.

We trust that the foregoing adequately addreses comment # 34 of your letter to our client with respect to the above-mentioned Registration. Should you require any further information or clarification, please contact us.


Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP


 /s/ Schwartz Levitsky Feldman LLP


GG/ch


Enclosures


                            SCHWARTZ LEVITSKY FELDMAN
                   PRESENT AND FORMER US LISTED AUDIT CLIENTS
                                January 31, 2005

                                          Stock Symbol   Listing               Status
------------------------------------------------------   -----------------     --------------
AlphaRx, Inc.                             ALRX.OB        OTC BB                Current
Banyan Corporation                        BANY.OB        OTC BB                just Appointed
China Automotive Systems Inc.             CAAS           Nasdaq SC             Current
First National Power Corporation          FNPR.OB        OTC BB                Just Appointed
IJJ Corporation                           IJJP.OB        OTC BB                Current
Maxus Technology Corporation              MXUS.OB        OTC BB                Current
Med-Emerg International Inc.              MDER.OB        OTC BB                Current
Perfisans Holdings, Inc.                  PFNH.OB        OTC BB                Current
Thinkpath Inc.                            THTHF.OB       OTC BB                Current
UCS Financial Inc.
Yukon Gold Corporation, Inc.              YGDC.OB        OTC BB                Current
China Bak Battery, Inc.                   CBBT.OB        OTC BB                Current
Dectron Internationale Inc                DELT           Nasdaq SC             Current
Medical International Technology Inc.     MDIR.OB        OTC. BB               Current
Curtis International Ltd.                 CURT.OB        Previously OTC BB     Now private
D.G. Jewellery of Canada                  DGJLQ.PK       PN K                  Bankrupt
Intercorp Excelle Corp.                   RENE.PK        Previoulsy PNK        Now private
Rosedale Decorative Products Ltd.         ROSD.PK        PN K                  Former client
Symons International Group                SIGC.PK        PN K                  Bankrupt
The Widecom Group Inc.                    WIDE.PK        PNK                   Bankrupt
Bank Engine Technologies Inc.             BKET.OB        OBB                   Former client
Homelife Inc.                             HMLF.OB        OTC.BB                Former client
Technical Ventures Inc.                   TEVT.PK        PNK                   Former client
Cosmo Communications Corp.                CSMO.PK        PN K                  Former client
Paradigm Advanced Technology              PRAVE.PK       PNK                   Former client
Zeolite Exploration Company               ZEOX.OB        OTC.BB                Former client

PCAOB                                                        1666 K Street, N.W.
Public Company Accounting Oversight Board                   Washington; DC 20006
                                                       Telephone: (202) 207-9100
                                                       Facsimile: (202) 862-8430
                                                                 www.pcaobus.org


                                November 5, 2003



Via Facsimile (416) 785-5663
And first Class Mail
--------------------

Mr. Gerald Goldberg
Partner
Schwartz Levitsky Feldman LLP
1167 Caledonia Road
Toronto, Ontario M6A 2X1
Canada

         Re: Registration Application of Schwartz Levitsky Feldman LLP

Dear Mr. Goldberg:

     This letter is to inform you that the Public Company Accounting Oversight Board (the "Board") approved your application for registration with the Board on November 5, 2003. Please note that the Registration staff will notify you separately of its determinations with respect to any requests for confidential treatment contained in your application.

                                   Sincerely,

                                    /s/ Patricia J. Thompson

                                   Patricia J. Thompson
                                   Deputy Director, Registration and Inspections

Chartered                                                           APPENDIX III
Accountants
of Ontario



Mr. Kai Chang, CA
Schwartz Levitsky Feldman LLP
1167 Caledonia Road
Toronto ON M6A 2X1

Dear Mr. Chang:

RE: PRACTICE INSPECTION #R010466

The practice inspection committee has reviewed the report on the reinspection of your office in conjunction with any additional comments supplied by you.

The committee has adopted the inspector's report and has determined that the committee requires no further action at this time. Therefore, in accordance with the normal inspection cycle, your office will be subject to inspection again in approximately three to five years, during the next cycle of inspections.

Subsequent to the interim billing previously sent to you, we are enclosing an invoice for the balance of the time spent in respect of your reinspection. If changes have been made to your report or the points for discussion subsequent to forwarding the initial copies to you, additional copies are attached for your information. The changes are marked thereon.

Should you have any questions concerning the report or the inspection process, please contact me.

Yours truly,

 /s/ Grant F. Dickson

Grant F. Dickson, FCA
Director of Practice Inspection

Encl.




               The institute of Chartered Accountants of Ontario,
                     69 Bloor Street East, Toronto, M4W 1E3
Phone:(416) 962-1841; Toll free:1-800-387-0735; Fax:Confidential (416) 962-2315
             Email: pracinsp(C)icao.on.ca; Website: www.icao.on.ca

Chartered                                                            APPENDIX II
Accountants
of Ontario

PRIVATE AND CONFIDENTIAL

April 24, 1998

Mr. Sheldon B. Derrick, CA
Schwartz Levitsly Feldman
1167 Caledonia Road
TORONTO M6A 2X1

Dear Mr. Derrick:

We have been notified by NASDAQ that your firm audits one or more companies listed on NASDAQ.

In August 1997, NASDAQ introduced new qualification requirements requiring auditors of Canadian companies listed on the exchange to undergo a peer review comparable to the AICPA standards. The Canadian provincial institutes and representatives of some of the firms involved have worked with NASDAQ's representatives to obtain general acceptance of the Canadian inspection programs as being comparable, and therefore avoiding additional reviews.

An Agreement was reached with NASDAQ on April 7, 1998. Under this agreement, the Canadian inspection programs have been accepted as being comparable, and NASDAQ is requesting confirmation of the firms' participation in the programs, through notification of the date of the last inspection (practice review) of the firm. In Ontario, the practice inspection program is subject to strict confidentiality, and as a result, we are requesting your permission to notify NASDAQ, now and in the future, of the date of the most recent practice inspection. To facilitate this permission, please sign a copy of this letter and return it to us in the enclosed envelope by no later than May 6, 1998.

For your information, the agreement with NASDAQ also includes a requirement that "the institute notify NASDAQ when a professional conduct committee has laid a charge, emanating from a practice inspection referral on an audit-related issue, before the institute's discipline committee". Public notification is permissible at this point in the discipline process, and therefore, this is simply an advance request by NASDAQ to be included in such notification.

Yours truly,

 /s/ Grant F. Dickson

GRANT F. DICKSON, FCA
DIRECTOR OF PRACTICE INSPECTION

Encl.

       PERMISSION TO NOTIFY NASDAQ OF DATE OF MOST RECENT PRACTICE REVIEW

On behalf of the above named office of the above named firm, I hereby authorize the Institute of Chartered Accountants of Ontario to notify NASDAQ of the date of the most recent practice inspection. This authorization is effective both currently and continues in effect until rescinded in writing.

 /s/ Sheldon B. Derrick                                   /s/ Partner
-----------------------                                  -----------------------
 Signed                                                   Title

 /s/ S. Derrick                                           /s/ April 30/98
-----------------------                                  -----------------------
 Print name                                               Date

                                                                      APPENDIX I



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549


    OFFICE OF
THE CHIEF ACCOUNTANT


                                                                November 8, 1996


Mr. Gerry Goldberg
Schwartz Levitsky Feldman
1167 Caledonia Rd.
Toronto, Ontario
Canada M6A 2X1

Dear Mr. Goldberg:

     You have asked whether audit reports of Schwartz Levitsky Feldman could be included in filings with the U.S. Securities and Exchange Commission ("SEC"). The staff of the SEC believes that in the interest of investor protection, financial statements of foreign entities included in filings with the Commission should be of a character comparable to those of domestic issuers (either directly through the application of consistent accounting principles or indirectly through reconciliation of material differences which arise from the use of differing principles), and that the examinations of the foreign auditors should be as extensive as those conducted by U.S. auditors. Assuming your firm is knowledgeable in U.S. generally accepted accounting principles and auditing standards, and your firm is aware of U.S. independence regulations and is in compliance with those regulations, the staff will not object to reports issued by Schwartz Levitsky Feldman which are contained in SEC filings.

     If you need additional information or wish to discuss this matter further, please call me at 202 942-4417, or send a fax to 202 942-9656.

                                                      Sincerely

                                                       /s/ Robert Lavery

                                                      Robert Lavery
                                                      Assistant Chief Accountant


FP500 TOP SERVICE CANADIAN FIRMS


TOP 10 ACCOUNTING FIRMS


                                                                2001           2002
RANK BY REVENUE                                              Revenue        Revenue         %
2001       2000                                               $'000s         $'000s    Change

   1          1    Pricewaterhouse Coopers LLP, Toronto     1,010,000       926,000       9.1
   2          2    Deloitt & Touche LLP, Toronto              895,000       819,000       9.3
   3          3    KPMG LLP, Toronto                          731,694       657,517      11.3
   4       n.a.    Ernst & Young LLP, Toronto                 554,000          n.a.      n.a.
   5          4    Grant Thornton LLP, Toronto                270,600       247,800       9.2
   6          5    Arthur Andersen LLP, Toronto               230,000       212,000       8.5
   7          6    BDO Dunwoody, LLP                          215,000       198,000       8.6
   8          7    Richter, Usher & Vineberg, Montreal         74,000        62,000      19.4
   9          8    Collins Barrow, Calgary                     72,865        69,851       4.3
  10          9    Schwartz Levitsky Feldman, Montreal         42,000        40,100       4.7


RANK BY REVENUE                                             Partners/  Professional
2001       2000                                            principals         staff   Offices     International afilliation

   1          1    Pricewaterhouse Coopers LLP, Toronto           533         4,791        35     Pricewaterhouse Coopers Int'l Ltd.
   2          2    Deloitt & Touche LLP, Toronto                  575         4,224        46     Deloitt & Touche Tohmatsu
   3          3    KPMG LLP, Toronto                              470         3,624        43     KPMG Int'l., Switzerland
   4       n.a.    Ernst & Young LLP, Toronto                     323         2,222        14     Ernst & Young Global
   5          4    Grant Thornton LLP, Toronto                    361         1,971       113     G.T. International
   6          5    Arthur Andersen LLP, Toronto                   124         1,191         7     Arthur Andersen LLP
   7          6    BDO Dunwoody, LLP                              331         1,461        97     BDO International
   8          7    Richter, Usher & Vineberg, Montreal             67           413         3     Summit International Associates
   9          8    Collins Barrow, Calgary                        118           520        30     Moores Rowland Int'l.
  10          9    Schwartz Levitsky Feldman, Montreal             62           368        14     HLB International